UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For April 15, 2008

KONINKLIJKE KPN N.V.

Maanplein 55
2516 CK The Hague
The Netherlands

(Exact name of registrant and address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file under assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K contains a copy of the following press release:

-                       Dudley Eustace steps down from KPN’s Supervisory Board, dated April 15, 2008.

Press release

Dudley Eustace steps down from KPN’s Supervisory Board	Date 15 April 2008 Number 023p

At the Annual General Meeting of Shareholders today Dudley Eustace (72) stepped down as a member of the Supervisory Board of KPN. Mr Eustace was appointed as a member of the Supervisory Board on 27 April 2000 and has since served two four-year terms. He was vice-chairman of the Supervisory Board from 10 September 2001 and as a financial expert he was also chairman of the Audit Committee.

The Supervisory Board intends to nominate a successor to Mr Eustace at the Annual General Meeting of Shareholders in 2009. Until that time the Supervisory Board of KPN will comprise six persons. Mr Streppel, a member of the Supervisory Board, has been appointed chairman of the Audit Committee.

Mr Eustace was CFO and vice-chairman of the Supervisory Board of Philips. He is currently chairman of the Supervisory Board of AEGON and VNU, a member of the Advisory Board of Rothschild and vice-chairman of the University of Surrey.

“Mr Eustace made a very important contribution to the formation of the present KPN, including our successes in Belgium and Germany,” said Ton Risseeuw, chairman of the Supervisory Board of KPN. “His keen eye and critical questions, his international experience and his expertise were extremely valuable to KPN.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONINKLIJKE KPN N.V.

Dated: April 18, 2008	By:	/s/ MICHEL HOEKSTRA
Michel Hoekstra
Legal Counsel